Exhibit 1.1

AMENDMENT # 4

TO THE INVESTMENT AGREEMENT DATED JULY 7, 2016

On July 7, 2016, HealthLynked Corp. (the “Company”) and Iconic Holdings, LLC (the “Investor”) entered into that certain Investment Agreement (the “Investment Agreement”). The parties hereby agree the Investment Agreement shall be amended as follows:

1.	The Put Formula. The Section 2.3 provision of the Investment Agreement pertaining to the “Put Formula” is hereby amended and restated in its entirety as set forth below:

PUT FORMULA. The maximum amount that the Company shall be entitled to Put to the Investor per any applicable Put Notice an amount of shares of Common Stock up to or equal to two hundred percent (200%) of the average of the daily trading volume (U.S. market only) of the Common Stock for the ten (10) consecutive Trading Days immediately prior to the applicable Put Notice Date (the “Put Amount”) so long as such amount is at least Five Thousand Dollars ($5,000) and does not exceed Three Hundred Thousand Dollars ($300,000), as calculated by multiplying the Put Amount by the average daily VWAP for the ten (10) consecutive Trading Days immediately prior to the applicable Put Notice Date. During the Open Period, the Company shall not be entitled to submit a Put Notice until after the previous Closing has been completed. Notwithstanding the foregoing, the Company may not deliver a Put Notice on or earlier of the eighth (10th) Trading Day immediately following the preceding Put Notice Date (the “Waiting Period”).

ALL OTHER TERMS AND CONDITIONS OF THE INVESTMENT AGREEMENT REMAIN IN FULL FORCE AND EFFECT.

Please indicate acceptance and approval of this amendment dated June 19, 2018 by signing below:

/s/ George O’Leary	/s/ Michael Sobeck
HealthLynked Corp.	Iconic Holdings, LLC

By: George O’Leary	By: Michael Sobeck

Its: Chief Financial Officer	Its: Manager